

August 3, 2021

Kent Landvatter
Chief Executive Officer
Finwise Bancorp
756 East Winchester
Suite 100
Murray, UT 84107

> **Re: Finwise Bancorp**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed July 30, 2021**
> **File No. 333-257929**

Dear Mr. Landvatter:

We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our June 9, 2021 letter.

Amendment No. 1 to Registration Statement on Form S-1

Selected Financial Highlights, page 17

1. We note your selected financial highlights presents preliminary unaudited consolidated financial information regarding your performance and financial condition as of and for the three months ended June 30, 2021, but you have not included your interim unaudited consolidated financial statements for the three months ended June 30, 2021 as they are not available. Please revise to provide the following:
   • Please revise to explain further why you can provide only partial and preliminary financial information at the time of the offering.
   • Please expand this presentation to include addition narrative disclosure that explains

the underlying causes of the changes you identify including, but not limited to, explaining why:
° Total assets and total loans at June 30, 2021 declined when loan originations for the second quarter of 2021 increased;
° Net interest income, fee income and non-interest income increased;
° Non-interest expense and the provision for income taxes increased;
° Net interest margin increased when loans outstanding decreased and deposits increased (consider discussing rate versus volume changes); and
° Your ROAA, ROAE and Efficiency ratios changed.

Description of Capital Stock
Forum Selection, page 157

2. We note that your forum selection provision identifies the state or federal courts located in the State of Utah as the exclusive forum for certain litigation, including any "derivative action." Please disclose whether this provision applies to actions arising under the Securities Act or Exchange Act. If so, please also state that there is uncertainty as to whether a court would enforce such provision. If the provision applies to Securities Act claims, please also state that investors cannot waive compliance with the federal securities laws and the rules and regulations thereunder. In that regard, we note that Section 22 of the Securities Act creates concurrent jurisdiction for federal and state courts over all suits brought to enforce any duty or liability created by the Securities Act or the rules and regulations thereunder. If this provision does not apply to actions arising under the Securities Act or Exchange Act, please also ensure that the exclusive forum provision in the governing documents states this clearly, or tell us how you will inform investors in future filings that the provision does not apply to any actions arising under the Securities Act or Exchange Act.

3. The description of your forum selection provision on page 157, which identifies the state and federal courts in the State of Utah as the exclusive forum for specified legal proceedings, appears to be inconsistent with your disclosure on page 61, which identifies the states and federal courts located in Salt Lake County, Utah as the exclusive forum for specified legal proceedings. In addition, we note that Article IXX of your fourth amended and restated articles of incorporation filed as Exhibit 3.1 and Section 11.05 of your amended and restated bylaws filed as Exhibit 3.2 identify the United States District Court for the District of Utah and any Utah state court sitting in Salt Lake County, Utah. Please ensure that the description of the exclusive forum provisions in the registration statement is consistent with Article IXX of your articles of incorporation and Section 11.05 of your bylaws.

You may contact Bonnie Baynes at 202-551-4924 or Mark Brunhofer at 202-551-3638 if you have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Justin Dobbie, Legal Branch Chief, at 202-551-3469 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Finance